Filed Pursuant To Rule 433

Registration No. 333-189752

February 4, 2014

Posted on Bloomberg.com – February 2, 2014

Winklevosses’ Lawyer in Talks

With SEC Over Bitcoin ETF

By Christopher Condon Feb 2, 2014 6:09 PM ET

The lawyer who drafted Cameron and Tyler Winklevoss’s plan for an exchange-traded fund investing in the virtual currency Bitcoin said she is “in dialogue” with regulators over revising the plan.

An amended version of the proposal for the Winklevoss Bitcoin Trust, first filed with the U.S. Securities and Exchange Commission on July 1, will probably be submitted within two weeks, Kathleen H. Moriarty, a partner at Chicago-based law firm Katten Muchin Rosenman LLP, said in a Jan. 28 interview in Hollywood, Florida.

The Winklevoss twins, who claimed Mark Zuckerberg stole their idea for a social-networking website to start Facebook Inc. (FB), are seeking to open the first ETF tracking a virtual asset. More than 1,500 ETFs in the U.S. manage about $1.7 trillion, investing chiefly in stocks, bonds and commodities.

Approval for a new type of ETF can involve several rounds of comments from regulators, and multiple resubmissions of the application, said Moriarty. The approval process for the Bitcoin ETF is “progressing nicely and might occur at the end of 2014,” she said.

The Winklevosses owned about $10 million in Bitcoins, or 1 percent of the outstanding amount, when they filed their initial application.

Bitcoin is a software protocol for issuing and moving money across the Internet. It has gained traction with merchants selling everything from Sacramento Kings basketball tickets to kitchen mixers on Overstock.com to illegal narcotics. Created five years ago by a person or group using the name Satoshi Nakamoto, the value of Bitcoins has varied. The CoinDesk Bitcoin Price Index valued the currency yesterday at $837.51.

Illicit Goods

Regulators and law-enforcement officials have expressed concern that virtual currencies could facilitate money laundering and sales of illegal goods. On Jan. 27, federal prosecutors indicted a prominent figure among Bitcoin entrepreneurs, Charlie Shrem, for alleged money laundering linked to Silk Road, a Bitcoin-driven website allegedly used for buying drugs and other illicit goods.

Shrem has denied the charges through his lawyer. After closing the site in October, authorities said their probe is “ongoing.”

ETFs, unlike mutual funds, issue shares that trade on an exchange like a stock. They typically track an index.

To contact the reporter on this story: Christopher Condon in Boston at ccondon4@bloomberg.net

To contact the editor responsible for this story: Christian Baumgaertel at cbaumgaertel@bloomberg.net

The Winklevoss Bitcoin Trust has filed a registration statement (including a preliminary prospectus dated October 8, 2013) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.